                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


         For Fiscal Year Ended June 30, 2000


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the Transition Period from ___________ to ___________




         COMMISSION FILE NO. 1-5424


A. Full title of the plan and address of the plan if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                                 P.O. Box 20706
                           Atlanta, Georgia 30320-6001

                         DELTA FAMILY-CARE SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 2000 AND 1999




                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--June 30, 2000

         Statement of Net Assets Available for Benefits--June 30, 1999

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2000

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Assets Held for Investment Purposes--June 30, 2000

         Schedule II: Schedule H, Line 4j--Reportable Transactions for the Year Ended June 30, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of
Delta Air Lines, Inc.:


We have audited the accompanying statements of net assets available for benefits of the DELTA FAMILY-CARE SAVINGS PLAN as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
October 16, 2000

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  JUNE 30, 2000

                                 (IN THOUSANDS)

                                             NONPARTICIPANT-DIRECTED        PARTICIPANT-
                                          ALLOCATED       UNALLOCATED         DIRECTED            TOTAL
                                          ---------       -----------       ------------        -----------
ASSETS:
    Investments (Note 3)                  $510,076         $ 324,266          $4,521,016         $5,355,358
                                          --------         ---------          ----------         ----------
    Receivables:
       Employer contributions               10,901                --               3,533             14,434
       Interest and dividends                   16                81                  --                 97
                                          --------         ---------          ----------         ----------
              Total receivables             10,917                81               3,533             14,531
                                          --------         ---------          ----------         ----------
              Total assets                 520,993           324,347           4,524,549          5,369,889

LIABILITIES:
    ESOP notes:
       Principal--current                       --            23,223                  --             23,223
       Principal--noncurrent                    --           316,267                  --            316,267
       Interest                                 --            27,267                  --             27,267
    Other payables                           6,493                --                  --              6,493
                                          --------         ---------          ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS         $514,500         $ (42,410)         $4,524,549         $4,996,639
                                          ========         =========          ==========         ==========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  JUNE 30, 1999

                                 (IN THOUSANDS)

                                           NONPARTICIPANT-DIRECTED
                                         --------------------------       PARTICIPANT-
                                         ALLOCATED      UNALLOCATED         DIRECTED          TOTAL
                                         ---------      -----------       ------------      -----------
ASSETS:
    Investments (Note 3)                 $520,158        $ 401,523        $3,951,476        $4,873,157
                                         --------        ---------        ----------        ----------
    Receivables:
       Employer contributions               9,754               --             3,562            13,316
       Interest and dividends                  --               61                --                61
                                         --------        ---------        ----------        ----------
              Total receivables             9,754               61             3,562            13,377
                                         --------        ---------        ----------        ----------
              Total assets                529,912          401,584         3,955,038         4,886,534

LIABILITIES:
    ESOP notes:
       Principal--current                      --           20,635                --            20,635
       Principal--noncurrent                   --          339,490                --           339,490
       Interest                                --           28,765                --            28,765
    Other payables                             --               --                --                --
                                         --------        ---------        ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS        $529,912        $  12,694        $3,955,038        $4,497,644
                                         ========        =========        ==========        ==========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 2000

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                         ----------------------------       PARTICIPANT-
                                                         ALLOCATED        UNALLOCATED         DIRECTED             TOTAL
                                                         ---------        -----------       ------------        -----------
CONTRIBUTIONS:
    Participant                                          $      --         $     --         $   290,651         $   290,651
    Employer                                                27,547           26,545              13,738              67,830

INVESTMENT INCOME:
    Net (depreciation) appreciation in fair value
       of investments                                      (64,520)         (46,972)            223,228             111,736
    Interest and dividends                                  13,069           15,856             225,244             254,169

TRANSFERS FROM UNALLOCATED TO ALLOCATED                     23,266          (23,266)                 --                  --

BENEFITS PAID TO PARTICIPANTS                              (13,172)              --            (183,484)           (196,656)

INTERFUND TRANSFERS                                         (1,577)              --               1,577                  --

ADMINISTRATIVE EXPENSES                                        (25)              --              (1,443)             (1,468)

INTEREST EXPENSE ON ESOP NOTES                                  --          (27,267)                 --             (27,267)
                                                         ---------         --------         -----------         -----------
NET INCREASE (DECREASE)                                    (15,412)         (55,104)            569,511             498,995

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                      529,912           12,694           3,955,038           4,497,644
                                                         ---------         --------         -----------         -----------
    End of year                                          $ 514,500         $(42,410)        $ 4,524,549         $ 4,996,639
                                                         =========         ========         ===========         ===========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1999

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                        ----------------------------       PARTICIPANT-
                                                         ALLOCATED       UNALLOCATED         DIRECTED             TOTAL
                                                        -----------      -----------       ------------        ------------
CONTRIBUTIONS:
   Participant                                          $      --         $     --         $   253,290         $   253,290
   Employer                                                21,194           24,629              11,099              56,922

INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value
      of investments                                      (55,003)         (54,118)            357,124             248,003
   Interest and dividends                                  11,842           17,310             150,138             179,290

TRANSFERS FROM UNALLOCATED TO ALLOCATED                    23,848          (23,848)                 --                  --

TRANSFERS FROM MERGED PLAN                                     --               --              94,847              94,847

BENEFITS PAID TO PARTICIPANTS                              (9,628)              --            (111,157)           (120,785)

ADMINISTRATIVE EXPENSES                                       (35)              --              (1,366)             (1,401)

INTEREST EXPENSE ON ESOP NOTES                                 --          (28,765)                 --             (28,765)

OTHER                                                        (275)              --                 548                 273
                                                        ---------         --------         -----------         -----------
NET INCREASE (DECREASE)                                    (8,057)         (64,792)            754,523             681,674

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      537,969           77,486           3,200,515           3,815,970
                                                        ---------         --------         -----------         -----------
   End of year                                          $ 529,912         $ 12,694         $ 3,955,038         $ 4,497,644
                                                        =========         ========         ===========         ===========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 2000 AND 1999



1.       DESCRIPTION OF PLAN

         The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.

         The Plan is a defined contribution plan established by Delta Air Lines, Inc. (the "Company" or "Delta"). Substantially all personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Effective October 1, 1999, the eligibility waiting period was eliminated for purposes of making elective deferrals. Participation may begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to qualify under Section 404(c) of ERISA.

         On January 1, 1999, the Delta Technology, Inc. Savings Plan (the "DT Plan") was merged into the Plan. Delta Technology, Inc. ("Delta Technology") is a wholly owned subsidiary of Delta. On the date of the merger, participants of the DT Plan became participants in the Plan. Eligibility thereafter for Delta Technology employees is determined under the provisions described above.

         CONTRIBUTIONS

         Employee contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions or as a combination of both pretax and after-tax contributions.

         Eligible U.S.-based nonpilot participants who are not highly compensated employees may contribute up to 23% of eligible earnings to the Plan. Puerto Rico-based employees and Delta Technology participants may contribute up to 10% and 18%, respectively, of eligible earnings. Effective March 1, 1999, the deferral percentage for eligible nonpilot participants who are highly compensated employees was increased to 13% from 12%. Pilot personnel may contribute up to 10% of eligible earnings to the Plan. Contributions are subject to the limits under Section 402(g) of the Internal Revenue Code (the "Code").

         After the employee has completed twelve months of service, Delta contributes $.50 to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings, as defined in the plan document.

         The first $1,500 ($1,450 in 1999 and increased by $50 per plan year) of Delta's matching contributions (the "Annual Cap") to a participant's account is invested in the Delta Preferred Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be allocated among investment options (Note 2) in the same proportion as the participant directs for his/her own contributions. However, Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

         Delta Technology participants receive an additional annual contribution. In plan year 1999, the additional contribution was equal to 3% of their annual salary. The additional annual contribution was increased to 5% of their annual salary for plan year 2000 and future years.

         VESTING

         Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual contribution they receive, which vests ratably over a three-year period. Forfeitures from the Delta Technology participants' accounts are used to offset employer contributions to the Plan.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with administrative expenses on a per participant basis. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         ACCOUNT DISTRIBUTIONS

         Upon retirement or eligibility for long-term disability, a participant's non-ESOP account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's beneficiary.

         Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment, or the participant may elect to defer distribution.

         A participant's ESOP account balance may be distributed as a lump-sum cash payment or, at the participant's election, in Common Stock when distribution of the non-ESOP portion of the account begins.

         While employed, a participant may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pretax contributions.

         LOANS TO PARTICIPANTS

         Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan. This rate fluctuated between 9.00% and 10.75% during the 2000 and 1999 plan years.

2.       INVESTMENT OPTIONS

         The investment options available to participants consist of 8 core funds and 146 mutual funds. The core funds are actively managed portfolios and include the Delta Common Stock Fund which invests primarily in Common Stock. All available investment options are participant-directed except the Delta Preferred Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only.

         Accounts are limited to 30 investment options at any time, and payroll deductions are required to be allocated in 5% increments (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.


3.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         INVESTMENTS

         Investments, except for investment contracts and Preferred Stock, are stated at market value determined from the publicly stated price information at the end of each day. The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible and (b) $72 per share. The Plan's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at June 30, 2000 and 1999 was approximately $508,283,000 and $638,400,000, respectively. The average yields for the investment contracts for the years ending June 30, 2000 and 1999 were 6.44% and 6.63%, respectively. The weighted average crediting rates for the investment contracts for the years ending June 30, 2000 and 1999 were 6.46% and 6.20%, respectively.

         Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At June 30, 2000, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts were $364,602,000 and $4,972,000, respectively.

         The fair values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 2000 and 1999 and the applicable number of shares are separately identified as follows (dollars in thousands):


                                                            NUMBER OF             FAIR
                                                             SHARES              VALUE
                                                            ---------          ---------
     2000:
         Fidelity Magellan Fund                             2,346,005          $  315,842
         Fidelity Contrafund                                5,698,473             329,030
         Fidelity U.S. Equity Index Commingled Fund         8,757,054             367,008
         Delta Common Stock                                 7,995,255*            404,260*
         Delta Preferred Stock                              6,455,371**           560,262**
     1999:
         Fidelity Magellan Fund                             2,589,427          $  335,900
         Fidelity Contrafund                                5,906,469             371,103
         Fidelity Growth & Income Portfolio                 6,436,036             313,692
         Fidelity U.S. Equity Index Commingled Fund        10,866,402             424,659
         Delta Common Stock                                 7,568,270*            436,121*
         Delta Preferred Stock                              6,547,608**           647,493**

                       *Partially nonparticipant-directed.
                      ** Nonparticipant-directed.

         The net appreciation (depreciation) in the fair value of investments includes both net unrealized appreciation (depreciation) of plan assets and net realized gains (losses) from the sale of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         During the years ended June 30, 2000 and 1999, the Plan's investments appreciated (depreciated) in fair value as follows (in thousands):

                                                              2000                1999
                                                           ----------          ----------
     Mutual funds                                          $  202,449          $  234,429
     Delta Common Stock                                       (52,081)            (11,062)
     Delta Preferred Stock                                    (78,916)           (109,049)
     Commingled funds                                          40,284             133,685
                                                           ----------          ----------
                                                           $  111,736          $  248,003
                                                           ==========          ==========

         NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of June 30, 2000 and 1999 (in thousands):

                                                              2000                1999
                                                           ----------          ----------
     Investments:
         Delta Common Stock                                $  245,686          $  251,060
         Delta Preferred Stock                                560,262             647,493
         Money market fund                                     28,394              23,128
                                                           ----------          ----------
                                                           $  834,342          $  921,681
                                                           ==========          ==========

         ADMINISTRATIVE EXPENSES

         Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan were paid by the Plan.

4.       FEDERAL INCOME TAXES

         The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan, as of June 30, 2000, continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.       EMPLOYEE STOCK OWNERSHIP PLAN

         The Plan includes a leveraged employee stock ownership plan ("ESOP"). In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank. The unallocated shares of Preferred Stock are pledged as security on the ESOP notes.

         In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 7). Therefore, the Company is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP notes.

         Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6.00%, or $4.32; is convertible into 1.7155 shares of Common Stock, subject to adjustment in certain circumstances; has a liquidation preference of $72 plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has two votes per share, subject to adjustment in certain circumstances.

         The number of shares of Preferred Stock released from the unallocated account for a plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Once shares are released from the unallocated account, they are available to be allocated to participants' accounts quarterly as Delta matching contributions.

         The number of shares of Preferred Stock allocated to participant accounts will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be allocated as of the end of the plan year among all participants making contributions to the Plan.

         The ESOP Notes will be repaid primarily from the Company's contributions (Note 1) and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

         On October 22, 1998, Delta's shareowners approved an amendment to the Company's certificate of incorporation to effect a two-for-one stock split of the issued Common Stock. This amendment became effective on November 2, 1998. As a result of the stock split, each outstanding share of the Company's Preferred Stock was adjusted to change (1) the conversion price from $83.94 to $41.97, (2) the conversion rate from .8578 to 1.7155, and (3) the voting rights from one vote per share to two votes per share. All amounts have been restated to reflect the stock split.

         As of June 30, 2000, 2,971,790 shares of Preferred Stock with a market value, as defined, of approximately $257,922,000 had been allocated to participants' accounts, and 3,483,581 shares of Preferred Stock with a market value, as defined, of approximately $302,340,000 were held in the unallocated account. During the plan year ended June 30, 2000, 92,237 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.

7.       LONG-TERM DEBT

         At June 30, 2000, the Plan's long-term debt, including current maturities of $23,223,000, consisted of $339,490,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2000 to January 1, 2009 and interest rates ranging from 7.26% to 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

         At June 30, 2000, the annual maturities of the ESOP Notes for the next five years and thereafter were as follows (in thousands):

                   Years ending June 30:
                           2001                                                        $  23,223
                           2002                                                           26,072
                           2003                                                           29,207
                           2004                                                           32,655
                           2005                                                           36,449
                           After 2005                                                    191,884
                                                                                        --------
                                     Total                                              $339,490
                                                                                        ========

8.       RELATED-PARTY TRANSACTIONS

         Certain of the Plan's investments are shares of mutual funds, collective trusts, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the "Trustee") or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Amounts held in such investments at June 30, 2000 are included in Schedule I. Fees paid by the Plan to an affiliate of the Trustee for record-keeping services totaled $1,468,000 and $1,401,000 for the years ended June 30, 2000 and 1999, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund appreciation (depreciation).

9.       SUBSEQUENT EVENTS

         Effective January 1, 2001, 46 funds will be added to the Plan as investment options.

                                                                      SCHEDULE I
                                                                     Page 1 of 8


                         DELTA FAMILY-CARE SAVINGS PLAN


            SCHEDULE H, LINE 4I--ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 2000

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
--------------------------------------------------------------         ---------        --------       ------------
     DELTA COMMINGLED STOCKS FUND:
 *      Fidelity Management Trust Company Cash Account                                    (a)          $    252,287
        Delta International Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Overseas Fund                                                817,268        (a)            37,373,682
 *         FMTC Select International Portfolio                           1,325,923        (a)           114,002,839
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                499,993        (a)            67,313,999
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                1,417,778        (a)            67,075,078
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                           3,033,856        (a)           133,611,025
                                                                                                       ------------
                 Total                                                                                  419,628,910
                                                                                                       ------------
     DELTA COMMINGLED BONDS FUND:
 *      Fidelity Management Trust Company Cash Account                                    (a)               166,729
 *      FMTC Broad Market Duration                                       5,448,368        (a)            94,747,118
                                                                                                       ------------
                 Total                                                                                   94,913,847
                                                                                                       ------------
     DELTA COMMON STOCK FUND:
 *      Fidelity Management Trust Company Cash Account                                    (a)             1,393,643
 *      Delta Air Lines, Inc. common stock                               3,136,201        (a)           158,574,163
 *      Fidelity Institutional Cash Portfolio: Money Market
           Fund                                                          1,053,789        (a)             1,053,789
                                                                                                       ------------
                 Total                                                                                  161,021,595
                                                                                                       ------------
     INSURANCE CONTRACT/STABLE VALUE FUND:
 *      Fidelity Management Trust Company, Short-Term
           Investment Fund                                                                (a)            25,102,287
        Guaranteed investment contracts:
           AIG Insurance Company:
              GIC-935, 7.03%, due July 2, 2001                                            (a)             6,568,463
           Allstate Life Insurance Company:
              GA-5953, 6.79%, due March 14, 2001                                          (a)             8,158,495
           Business Men's Assurance Company:
              1297, 6.03%, due June 3, 2002                                               (a)             5,617,575
              1308, 5.41%, due June 2, 2003                                               (a)             5,479,969
           Caisse des Depots:
              BR-261-01, 6.78%, due July 2, 2001                                          (a)            10,000,000
              BR-261-02, 5.36%, due October 15, 2003                                      (a)             5,053,512
           Connecticut General Life Insurance Company:
              GA-25230, 6.82%, due January 25, 2001                                       (a)            15,024,623
           Jackson National Life:
              G-1151-1, variable rate, due November 27, 2000                              (a)             8,028,993
           New York Life Insurance Company:
              GA-06494-002, 6.78%, due February 20, 2003                                  (a)             1,006,029
           Protective Life Insurance Company:
              GA-1386, 7.26%, due March 16, 2001                                          (a)            15,828,040
           Prudential Insurance Company:
              GA-10009-211, 6.10%, due June 19, 2001                                      (a)            11,277,316
              GA-10009-212, 6.15%, due June 18, 2003                                      (a)             5,641,286
           SunAmerica Life Insurance Company
              4888A, 8.39%, due August 1, 2000                                            (a)             7,271,572
           Security Life of Denver Insurance Company:
              FA0501, 6.68%, due October 31, 2000                                         (a)            12,526,776

                                                                      SCHEDULE I
                                                                     Page 2 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
------------------------------------------------------------           ---------        --------       ------------
        Synthetic insurance contracts:
           Deutsche Bank AG:
              Arcadia 1998-C, 5.92%, due January 15, 2004                                 (a)          $  9,923,145
              Sears 1998-2, 5.89%, due October 15, 2004                                   (a)             6,961,649
              Discover 98-6, 5.50%, due July 15, 2003                                     (a)             2,973,105
              Wrapper contract                                                            (a)               584,726
           Massachusetts Mutual Life Insurance Co.:
              Separate Account B8                                                         (a)             9,398,970
           Monumental Life Insurance Co.:
              First Union, FULB 97-C1 A1                                                  (a)             7,004,822
              Home Ownership Fund Corp 1, HOFC 97-1 A                                     (a)             6,806,520
              EquiCredit, EQCC 99-1 A3F                                                   (a)             6,806,065
              Discover Card Trust, DCMT 99-4 A                                            (a)             5,880,378
              World Omni Auto Rec. Trust, WOLS 97-A A4                                    (a)             3,958,292
              Premier Auto Master Trust, PRAT 98-5 A4                                     (a)             3,890,688
              GMAC Comm. Mortgage Sec. Inc., GMACC 96-C1 A2A                              (a)             3,475,896
              AMERESCO, AMRES 97-1 A5                                                     (a)             3,002,214
              Copel Capital Funding, COPEL 97-A A4                                        (a)             2,991,711
              PNC Student Loan, PNCSL 97-2 A6                                             (a)             2,799,849
              Merrill Lynch Mortgage Inv., MLMI, 97-C1 A1                                 (a)             2,767,794
              Midland Funding Corp., MIDL 96-C1 A1                                        (a)             2,616,595
              Money Store, TMSHI 97-1 A 3                                                 (a)             2,002,120
              Wrapper contract                                                            (a)               978,148
           Monumental Life Insurance Co.:
              Premier 98-4, 5.74%, July 9, 2001                                           (a)             6,292,383
              Americredit 97-A, 6.46%, June 12, 2001                                      (a)             1,687,589
              Citibank CC Trust 98-1, 4.87%, January 15, 2001                             (a)             5,088,819
              FH 1680 PG, 6.15%, March 17, 2003                                           (a)             7,168,040
              Wrapper contract                                                            (a)               277,992
           Continental Assurance Co.:
              Case Equip. Loan Trust, CELT 99-A A4                                        (a)             4,882,020
              Citibank Credit Card Trust, CCIMT 99-1 A4                                   (a)             4,836,625
              GOSA Mortgage Sec. Corp. II, GSMS 96-PL A1                                  (a)             3,105,358
              Wrapper contract                                                            (a)               622,619
           State Street Bank and Trust Co.:
              Premier 98-3, 5.15%, due June 10, 2002                                      (a)             2,976,713
              Bank America MH 98-2, 6.23%, due January 12, 2004                           (a)             9,717,900
              CSX Rec. 1998-1, 6.09%, due June 25, 2003                                   (a)             7,765,500
              Dayton 98-1, 5.99%, due July 25, 2003                                       (a)             4,839,096
              Wrapper contract                                                            (a)               808,194
           State Street Bank and Trust Co.:
              Sears Credit Account Tr., SCAMT 97-1 A                                      (a)             9,854,430
              Bears Stern CHYPS CBO, CHYPS, 97-1A A2A                                     (a)             6,791,625
              American Express Optima Credit Card Trust, AMXCA
                 99-1A                                                                    (a)             5,701,458
              Green Tree Lease, GTLF 97-1 A4                                              (a)             4,975,810
              Distribution Fin. Serv. Tr., DFS 99-1 A3                                    (a)             4,950,475
              PNC Mortgage Secur. Corp., PNCMS 97-6 A2                                    (a)             3,200,080
              Federal National Mortgage Assoc., FNMA 5.75, 02-08                          (a)             2,821,875
              Wrapper contract                                                            (a)             1,443,207
           Union Bank of Switzerland AG:
              American Express 94-2, 7.03%v, due September 17,
                 2001                                                                     (a)             6,583,696
              FH 1499 PG CMO, 6.25%v, due July 15, 2002                                   (a)             9,152,560
              FHLMC 1624-EA, 6.76%v, due January 15, 2001                                 (a)             2,379,349
              Wrapper contract                                                            (a)                 5,418
           Union Bank of Switzerland AG:
              First NBC Credit Card Master Trust, FNCC 97-1A                              (a)            10,627,772
              FNMA DUS program, FN 375171                                                 (a)            10,017,420
              Avis AESOP Leasing LP, AESOP 97-1A A2                                       (a)             9,858,580
              Countrywide, CCR 6.567 09-02                                                (a)             6,984,516

                                                                      SCHEDULE I
                                                                     Page 3 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
----------------------------------------------------------------       ---------       ---------       ------------
              American Express Optima Credit Card M.T., AMXCA
                 99-1 A                                                                   (a)          $  6,651,701
              FNMA DUS program, FN 375087                                                 (a)             4,578,126
              Wrapper contract                                                            (a)               509,039
           Westdeutsche Landesbank:
              ChaseAuto Tr. 98-C, 5.94%, due February 18, 2003                            (a)             7,086,445
              Wrapper contract                                                            (a)               107,408
           Aetna Life Insurance & Annuity Company:
              Aetna Separate Account #431                                                 (a)            17,954,242
           TransAmerica Life & Annuity:
              76630, 6.16%                                                                (a)            12,416,245
              Wrapper contract                                                            (a)               265,803
           Monumental Life Insurance Company, 6.75%, open
              maturity                                                                    (a)            53,874,534
              Wrapper contract                                                            (a)              (315,297)
           Chase, 6.75%, open maturity                                                    (a)            53,874,534
              Wrapper contract                                                            (a)              (315,297)
                                                                                                       ------------
                 Total                                                                                  539,512,225
                                                                                                       ------------

     DELTA BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                    (a)                 9,754
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                    850        (a)               114,427
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                    2,410        (a)               114,021
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                               5,157        (a)               227,125
 *      FMTC Broad Market Duration                                          26,153        (a)               454,809
                                                                                                       ------------
                 Total                                                                                      920,136
                                                                                                       ------------
     DELTA CONSERVATIVE BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                    (a)                95,618
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                 22,008        (a)             2,962,874
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                   62,405        (a)             2,952,358
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                             133,537        (a)             5,880,986
 *      FMTC Broad Market Duration                                       1,855,853        (a)            32,273,284
                                                                                                       ------------
                 Total                                                                                   44,165,120
                                                                                                       ------------

     DELTA GROWTH BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                                      189,825
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                176,656        (a)            23,783,155
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                  500,925        (a)            23,698,740
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                           1,071,912        (a)            47,206,996
 *      FMTC Broad Market Duration                                       1,601,059        (a)            27,842,422
                                                                                                       ------------
                 Total                                                                                  122,721,138
                                                                                                       ------------
     DELTA PREFERRED STOCK FUND:
 *      Delta Air Lines, Inc. common stock                               4,859,054     188,028,202      245,685,918
 *      Delta Air Lines, Inc. Convertible Preferred Stock
           Series B                                                      6,455,371     480,121,788      560,261,691
 *      Fidelity Institutional Cash Portfolio--Money Market Fund                        28,394,104       28,394,104
                                                                                                       ------------
                 Total                                                                                  834,341,713
                                                                                                       ------------
     MUTUAL AND COMMINGLED FUNDS:
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager                                                          59,947        (a)             1,127,007
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager: Growth                                                  68,567        (a)             1,360,373

                                                                      SCHEDULE I
                                                                     Page 4 of 8


                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
----------------------------------------------------------------       ---------        --------       ------------
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager: Income                                                13,249          (a)          $    161,369
 *      Fidelity Management & Research Company, Fidelity
           Aggressive Growth Fund                                      2,042,085          (a)           121,871,648
 *      Fidelity Management & Research Company, Fidelity
           Balanced Fund                                                 162,616          (a)             2,491,276
 *      Fidelity Management & Research Company, Fidelity Blue
           Chip Growth Fund                                              291,911          (a)            18,180,215
 *      Fidelity Management & Research Company, Fidelity Canada
           Fund                                                           13,855          (a)               320,600
 *      Fidelity Management & Research Company, Fidelity
           Capital & Income Fund                                         360,724          (a)             3,203,226
 *      Fidelity Management & Research Company, Fidelity
           Capital Appreciation Fund                                      81,831          (a)             2,358,372
 *      Fidelity Management & Research Company, Fidelity
           Contrafund                                                  5,698,473          (a)           329,029,844
 *      Fidelity Management & Research Company, Fidelity
           Convertible Securities Fund                                    35,077          (a)               944,633
 *      Fidelity Management & Research Company, Fidelity
           Disciplined Equity Fund                                        43,918          (a)             1,403,190
 *      Fidelity Management & Research Company, Fidelity
           Diversified International Fund                                186,780          (a)             4,604,138
 *      Fidelity Management & Research Company, Fidelity
           Dividend Growth Fund                                          990,358          (a)            30,968,499
 *      Fidelity Management & Research Company, Fidelity
           Emerging Markets Fund                                         129,666          (a)             1,422,440
 *      Fidelity Management & Research Company, Fidelity
           Equity-Income II Fund                                          81,704          (a)             2,114,500
 *      Fidelity Management & Research Company, Fidelity
           Equity-Income Fund                                            959,661          (a)            48,338,116
 *      Fidelity Management & Research Company, Fidelity Europe
           Capital Appreciation Fund                                     158,330          (a)             3,291,679
 *      Fidelity Management & Research Company, Fidelity Europe
           Fund                                                          100,543          (a)             3,791,463
 *      Fidelity Management & Research Company, Fidelity Export
           & Multinational Fund                                           63,539          (a)             1,463,948
 *      Fidelity Management & Research Company, Fidelity Fifty
           Fund                                                          185,551          (a)             4,022,736
 *      Fidelity Management & Research Company, Fidelity France
           Fund                                                           12,322          (a)               300,945
 *      Fidelity Management & Research Company, Fidelity Fund            234,772          (a)             9,815,836
 *      Fidelity Management & Research Company, Fidelity
           Germany Fund                                                   63,234          (a)             1,205,237
 *      Fidelity Management & Research Company, Fidelity Global
           Balanced Fund                                                  12,141          (a)               242,581
 *      Fidelity Management & Research Company, Fidelity
           Ginnie Mae Fund                                               129,076          (a)             1,346,264
 *      Fidelity Management & Research Company, Fidelity
           Government Income Fund                                         75,088          (a)               711,082
 *      Fidelity Management & Research Company, Fidelity Growth
           & Income Portfolio                                          3,069,317          (a)           145,209,364
 *      Fidelity Management & Research Company, Fidelity Growth
           Company Fund                                                  381,823          (a)            34,703,878
 *      Fidelity Management & Research Company, Fidelity Hong
           Kong & China Fund                                             282,042          (a)             4,963,934
 *      Fidelity Management & Research Company, Fidelity
           Institutional Short-Intermediate Government Portfolio          73,076          (a)               662,066
 *      Fidelity Management & Research Company, Fidelity
           Intermediate Bond Fund                                         54,238          (a)               528,818
 *      Fidelity Management & Research Company, Fidelity
           International Bond Fund                                         3,780          (a)                31,751
 *      Fidelity Management & Research Company, Fidelity
           International Growth & Income Fund                             31,210          (a)               896,358

                                                                      SCHEDULE I
                                                                     Page 5 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
---------------------------------------------------------------        ---------        --------       ------------
 *      Fidelity Management & Research Company, Fidelity
           International Value Fund                                       57,348          (a)          $  1,049,473
 *      Fidelity Management & Research Company, Fidelity
           Investment-Grade Bond Fund                                    167,287          (a)             1,157,627
 *      Fidelity Management & Research Company, Fidelity Japan
           Fund                                                          412,032          (a)             9,748,676
 *      Fidelity Management & Research Company, Fidelity Japan
           Small Companies Fund                                        1,371,773          (a)            25,501,268
 *      Fidelity Management & Research Company, Fidelity Large
           Cap Stock Fund                                                138,039          (a)             2,887,780
 *      Fidelity Management & Research Company, Fidelity Latin
           America Fund                                                  115,777          (a)             1,781,804
 *      Fidelity Management & Research Company, Fidelity
           Low-Priced Stock Fund                                         237,590          (a)             5,668,901
 *      Fidelity Management & Research Company, Fidelity
           Magellan Fund                                               1,646,498          (a)           221,668,005
 *      Fidelity Management & Research Company, Fidelity
           Mid-Cap Stock Fund                                            930,451          (a)            23,298,485
 *      Fidelity Management & Research Company, Fidelity New
           Markets Income Fund                                            78,815          (a)               916,618
 *      Fidelity Management & Research Company, Fidelity Nordic
           Fund                                                          199,587          (a)             6,049,470
 *      Fidelity Management & Research Company, Fidelity OTC
           Portfolio                                                   1,679,250          (a)           121,493,732
 *      Fidelity Management & Research Company, Fidelity
           Overseas Fund                                                    55,168        (a)             2,522,852
 *      Fidelity Management & Research Company, Fidelity
           Pacific Basin Fund                                              977,653        (a)            24,177,361
 *      Fidelity Management & Research Company, Fidelity
           Puritan Fund                                                    101,419        (a)             1,910,732
 *      Fidelity Management & Research Company, Fidelity Real
           Estate Investment Fund                                          100,228        (a)             1,678,819
 *      Fidelity Management & Research Company, Fidelity
           Retirement Government Money Market Portfolio                  7,240,325        (a)             7,240,325
 *      Fidelity Management & Research Company, Fidelity
           Retirement Growth Fund                                          308,385        (a)             9,081,930
 *      Fidelity Management & Research Company, Fidelity
           Retirement Money Market Portfolio                            37,064,743        (a)            37,064,743
 *      Fidelity Management & Research Company, Fidelity
           Short-Term Bond Fund                                             27,824        (a)               236,223
 *      Fidelity Management & Research Company, Fidelity Small
           Cap Selector Fund                                               100,193        (a)             1,781,427
 *      Fidelity Management & Research Company, Fidelity
           Southeast Asia Fund                                             210,852        (a)             3,270,318
 *      Fidelity Management & Research Company, Spartan 500
           Index Fund                                                       73,122        (a)             7,320,944
 *      Fidelity Management & Research Company, Spartan U.S.
           Equity Index Fund                                               335,601        (a)            17,306,946
 *      Fidelity Management & Research Company, Fidelity Stock
           Selector Fund                                                    11,159        (a)               362,006
 *      Fidelity Management & Research Company, Fidelity
           TechnoQuant Growth Fund                                          69,050        (a)             1,115,845
 *      Fidelity Management & Research Company, Fidelity Trend
           Fund                                                              4,583        (a)               309,334
 *      Fidelity Management & Research Company, Fidelity United
           Kingdom Fund                                                      4,659        (a)                69,273
 *      Fidelity Management & Research Company, Fidelity U.S.
           Bond Index Fund                                                 184,540        (a)             1,887,841
 *      Fidelity Management Trust Company, Fidelity U.S. Equity
           Index Commingled Fund                                         8,757,054        (a)           367,008,124
 *      Fidelity Management & Research Company, Fidelity
           Utilities Fund                                                  283,555        (a)             7,188,109

                                                                      SCHEDULE I
                                                                     Page 6 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
----------------------------------------------------------------       -----------      --------       ------------
 *      Fidelity Management & Research Company, Fidelity Value
           Fund                                                             60,372        (a)          $  2,501,216
 *      Fidelity Management & Research Company, Fidelity
           Worldwide Fund                                                   41,860        (a)               843,070
 *      Strategic Advisors, Fidelity Freedom 2000 Fund                      30,555        (a)               392,932
 *      Strategic Advisors, Fidelity Freedom 2010 Fund                     174,217        (a)             2,576,677
 *      Strategic Advisors, Fidelity Freedom 2020 Fund                     112,529        (a)             1,821,839
 *      Strategic Advisors, Fidelity Freedom 2030 Fund                      84,256        (a)             1,423,921
 *      Strategic Advisors, Fidelity Freedom Income Fund                     7,160        (a)                81,268
        American Century Mutual Funds, Inc., American Century
           Select Fund                                                     339,087        (a)            18,215,760
        American Century Mutual Funds, Inc., American Century
           Ultra Fund                                                    3,531,865        (a)           155,472,714
        Calvert Asset Management Company, Inc., Calvert Capital
           Accumulation Fund--Class A                                        9,593        (a)               312,360
        Calvert Asset Management Company, Inc., Calvert New
           Vision Small-Cap Fund--Class A                                    3,886        (a)                72,705
        Calvert Asset Management Company, Inc., Calvert Social
           Investment Balanced Fund--Class A                                 5,127        (a)               167,696
        Calvert Asset Management Company, Inc., Calvert World
           Values International Equity Fund--Class A                        14,410        (a)               335,750
        Delaware Management Company, Delaware Trend
           Fund--Class A                                                 1,079,997        (a)            30,931,106
        Founders Asset Management, Founders Balanced
           Fund--Class F                                                    26,565        (a)               277,872
        Founders Asset Management, Founders Discovery
           Fund--Class F                                                   115,845        (a)             5,705,389
        Founders Asset Management, Founders Growth and Income
           Fund                                                             40,238        (a)               290,917
        Founders Asset Management, Founders Growth Fund--Class F            80,199        (a)             1,838,965
        Founders Asset Management, Founders Mid-Cap Growth
           Fund--Class F                                                    46,878        (a)               436,903
        Founders Asset Management, Founders Worldwide Growth
           Fund--Class F                                                    26,114        (a)               632,208
        INVESCO Funds Group, INVESCO Dynamics Fund                       1,300,553        (a)            37,572,967
        INVESCO Funds Group, INVESCO Blue Chip Growth Fund               1,450,868        (a)            12,666,052
        INVESCO Funds Group, INVESCO High-Yield Fund                       466,881        (a)             2,819,959
        INVESCO Funds Group, INVESCO Equity Income Fund                     84,836        (a)             1,314,964
        INVESCO Funds Group, INVESCO Select Income Fund                    304,253        (a)             1,822,476
        INVESCO Funds Group, INVESCO Small Company Growth Fund             726,434        (a)            14,535,952
        INVESCO Funds Group, INVESCO Total Return Fund                      58,424        (a)             1,583,863
        INVESCO Funds Group, INVESCO Value Equity Fund                      28,667        (a)               735,587
        Janus Capital Corporation, Janus Balanced Fund                     981,454        (a)            22,946,399
        Janus Capital Corporation, Janus Enterprise Fund                 1,918,021        (a)           151,888,066
        Janus Capital Corporation, Janus Flexible Income Fund              201,506        (a)             1,823,627
        Janus Capital Corporation, Janus Fund                            1,000,384        (a)            45,407,429
        Janus Capital Corporation, Janus Mercury Fund                    5,254,001        (a)           222,139,159
        Janus Capital Corporation, Janus Twenty Fund                     3,133,027        (a)           241,932,370
        Janus Capital Corporation, Janus Worldwide Fund                  1,858,704        (a)           145,424,979
        Merrill Lynch Asset Management, Merrill Lynch Capital
           Fund--Class A                                                   177,997        (a)             5,726,170
        Miller, Anderson & Sherrerd, MAS Funds Balanced
           Portfolio--Advisor Class                                       12,225          (a)               162,343
        Miller, Anderson & Sherrerd, MAS Funds Fixed-Income
           Portfolio--Advisor Class                                       33,215          (a)               367,028
        Miller, Anderson & Sherrerd, MAS Funds High-Yield
           Portfolio--Advisor Class                                       80,556          (a)               669,418
        Miller, Anderson & Sherrerd, MAS Funds Mid-Cap Growth
           Portfolio--Advisor Class                                      402,485          (a)            13,165,272
        Miller, Anderson & Sherrerd, MAS Funds Value
           Portfolio--Advisor Class                                      159,480          (a)             1,845,186

                                                                      SCHEDULE I
                                                                     Page 7 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
----------------------------------------------------------------       ---------        --------       ------------
        Morgan Stanley Dean Witter Asset Management, Morgan
           Stanley Institutional Small Company Growth
           Portfolio--Class A                                          2,058,537          (a)          $ 31,742,633
        Morgan Stanley Dean Witter Asset Management, MSDW
           Institutional Emerging Markets Portfolio--Class A              71,516          (a)             1,308,749
        Morgan Stanley Dean Witter Asset Management, MSDW
           Institutional Active Country Allocation
           Portfolio--Class A                                              6,369          (a)                85,474
        Morgan Stanley Dean Witter Asset Management, MSDW
           Institutional Global Equity Portfolio--Class A                 51,005          (a)               962,456
        Neuberger & Berman Management, Inc., Neuberger Berman
           Focus Trust                                                    60,275          (a)             1,794,395
        Neuberger & Berman Management, Inc., Neuberger Berman
           Genesis Trust                                               1,111,658          (a)            26,846,534
        Neuberger & Berman Management, Inc., Neuberger Berman
           Guardian Trust                                                 20,189          (a)               289,511
        Neuberger & Berman Management, Inc., Neuberger Berman
           Manhattan Trust                                                58,109          (a)             1,368,475
        Neuberger & Berman Management, Inc., Neuberger Berman
           Partners Trust                                                100,701          (a)             1,797,518
        Pacific Investment Management Company, PIMCO Capital
           Appreciation Fund--Administrative Class                       140,910          (a)             3,783,430
        Pacific Investment Management Company, PIMCO Global
           Bond Fund--Administrative Class                                47,320          (a)               420,674
        Pacific Investment Management Company, PIMCO High Yield
           Fund--Administrative Class                                    278,551          (a)             2,827,292
        Pacific Investment Management Company, PIMCO Low
           Duration Fund--Administrative Class                            99,240          (a)               973,541
        Pacific Investment Management Company, PIMCO Mid-Cap
           Growth Fund--Administrative Class                             176,076          (a)             5,405,529
        Pacific Investment Management Company, PIMCO Total
           Return Fund--Administrative Class                             300,303          (a)             2,994,026
        Pilgrim Baxter & Associates, PBHG Emerging Growth Fund           139,490          (a)             5,408,014
        Pilgrim Baxter & Associates, PBHG Growth Fund                    612,626          (a)            32,922,547
        Strong Capital Management, Strong Advantage Fund                 148,811          (a)             1,468,768
        Strong Capital Management, Strong Discovery Fund                   5,921          (a)               122,981
        Strong Capital Management, Strong Government Securities
           Fund                                                          176,671          (a)             1,793,213
        Strong Capital Management, Strong Total Return Fund              351,633          (a)            13,594,138
        Strong Capital Management, Strong Opportunity Fund                73,984          (a)             3,477,227
        Strong Capital Management, Strong Short-Term Bond Fund            40,725          (a)               379,151
        Strong Capital Management, Strong Total Return Fund              154,792          (a)             7,358,828
        Templeton Asset Management Hong Kong, Templeton
           Developing Markets Fund--Class A                              136,392          (a)             1,789,459
        Templeton Global Advisors, Templeton Foreign
           Fund--Class A                                                 319,288          (a)             3,400,412
        Templeton Global Advisors, Templeton Growth
           Fund--Class A                                                 112,277          (a)             2,184,908
        Templeton Global Advisors, Templeton World Fund--Class A         258,982          (a)             4,682,397
        Templeton Global Bond Managers, Templeton Global Bond
           Fund--Class A                                                  45,934          (a)               381,712
        Templeton Investment Counsel, Institutional Foreign
           Equity Fund                                                 2,202,892          (a)            46,481,021
        USAA Investment Management, USAA Cornerstone Strategy
           Fund                                                            3,643          (a)                97,668
        USAA Investment Management, USAA GNMA Trust                       17,516          (a)               166,405
        USAA Investment Management, USAA Growth Fund                      32,011          (a)               801,887
        USAA Investment Management, USAA Income Fund                     129,475          (a)             1,494,136
        USAA Investment Management, USAA Income Stock Fund                32,563          (a)               574,742
        USAA Investment Management, USAA International Fund               32,311          (a)               755,420
        Warburg Pincus Counsellors, Warburg Pincus Capital
           Appreciation Fund                                             164,427          (a)             5,140,003
        Warburg Pincus Counsellors, Warburg Pincus Emerging
           Growth Fund                                                    44,524          (a)             2,306,793

                                                                      SCHEDULE I
                                                                     Page 8 of 8

                                                                       PRINCIPAL
                                                                         AMOUNT         COST OR
                                                                       OR NUMBER        CONTRACT         CURRENT
       IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                OF SHARES         VALUE            VALUE
---------------------------------------------------------------        ---------        --------     --------------
        Warburg Pincus Counsellors, Warburg Pincus Global Fixed
           Income Fund                                                     7,934          (a)        $       77,514
        Warburg Pincus Counsellors, Warburg Pincus Value Fund             11,221          (a)               158,672
        Warburg Pincus Counsellors, Warburg Pincus
           International Equity Fund                                      19,303          (a)               471,179
                                                                                                     --------------
                 Total mutual and commingled funds                                                    3,066,812,343
                                                                                                     --------------
     PARTICIPANT LOANS:
        Participant loans, interest rates ranging from 9% to
           10.75%                                                                         (a)            71,321,543
                                                                                                     --------------
                Total investments                                                                    $5,355,358,570
                                                                                                     ==============


   (a) Cost information is not required to be presented for these participant-
                              directed investments.

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                         DELTA FAMILY-CARE SAVINGS PLAN


                SCHEDULE H, LINE 4J--REPORTABLE TRANSACTIONS (A)

                        FOR THE YEAR ENDED JUNE 30, 2000

                                               DESCRIPTION OF ASSET                                EXPENSE
                                            (INCLUDES INTEREST RATE AND  PURCHASE    SELLING    INCURRED WITH  COST OF
          IDENTITY OF PARTY INVOLVED        MATURITY IN CASE OF A LOAN)   PRICE       PRICE      TRANSACTION   ASSETS      NET GAIN
     -------------------------------------  ---------------------------  ----------  -------    -------------  ---------- ----------

     *  FIDELITY MANAGEMENT TRUST COMPANY   Institutional Money Market
                                            Fund:
                                               171 transactions         $56,863,746           --     (b)               --         --
                                               124 transactions                  --  $57,217,985     (b)      $57,217,985         --

     *  DELTA AIR LINES, INC              Delta Air Lines, Inc. common
                                               stock:
                                               194 transactions          35,373,377           --     (b)               --         --
                                               605 transactions                  --    8,059,594     (b)        5,832,695 $2,226,899


                            *Represents a party in interest.

         (a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

         (b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                         DELTA FAMILY-CARE SAVINGS PLAN



                                           /s/ James B. Taylor
                                           --------------------
                                           By:  James B. Taylor
                                           Chief Investment Officer
                                           Delta Air Lines Benefit Trusts
                                           Delta Air Lines, Inc.


Date:  December 20, 2000

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated October 16, 2000 included in Delta Air Lines, Inc.'s annual report on Form 11-K for the Delta Family-Care Savings Plan for the year ended June 30, 2000 into the Company's previously filed Registration Statements Nos. 33-30454 and 333-46904.




Atlanta, Georgia
December 14, 2000